UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

May 10, 2010

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Crucell NV
(Exact name of registrant as specified in its charter)

P.O. Box 2048 Archimedesweg 4 2333 CN Leiden The Netherlands
(Address of principal executive offices)

000-30962
(Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [ x ]       Form 40-F  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]       No  [ x ]

Crucell Announces New Award of $110 Million for Paediatric Vaccine Quinvaxem® by UNICEF to Support Vaccination Programs in the Developing World

Leiden, the Netherlands (May 6, 2010) - Dutch biopharmaceutical company Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) today announced the award from UNICEF of an additional $110 million to supply its paediatric vaccine Quinvaxem® to the developing world.

Paediatric vaccination plays an important role in contributing to achieving the Millennium Development Goals set by the United Nations, in particular the target of reducing under-five mortality rate by two-thirds between 1990 and 2015.

"We are proud to be able to deliver significant amount of additional vaccine orders at short notice," said Ronald Brus, Crucell's Chief Executive Officer. "The capacity and reliability of Crucell's manufacturing and logistical systems allows us to deliver high quality and safe vaccines to protect young children from life threatening diseases in the world's developing countries. As a responsible and reliable partner, we thus contribute to the success of the Global Alliance for Vaccines and Immunisation (GAVI Alliance) in accelerating access to these vaccines across the globe."

From 2006-2009 as part of the Extended Program for Immunization, over 130 million doses of Quinvaxem® have been delivered to more than 50 countries.  Crucell has been increasing its production capacity over the last few years in order to meet the growing demand for paediatric vaccines from the developing world.

Quinvaxem® is the only fully liquid pentavalent DTwP-HepB-Hib vaccine that is free from the preservative thiomersal. It is an optimal solution for protection against five potentially deadly childhood diseases: diphtheria, tetanus, pertussis, Haemoplilus influenza type b infection and hepatitis B. Quinvaxem® is ready for use without further preparation steps by healthcare workers in the field, which offers major healthcare advantages for these countries with a challenging infrastructure and hygiene problems.

This latest order brings the overall value of tenders awarded to Crucell for the period of 2010-2012 to $410 million. This is in addition to the $500 million obtained over the tender period 2007-2009. They bring the total value of contracts awarded since the launch of Quinvaxem® at the end of 2006 to $910 million. During the first tender round in 2006, Crucell was initially awarded $230 million (December 2006) and received additional incremental awards of $130 million and $140 million in May and September 2008, respectively.

Forward-looking statements

This press release contains forward-looking statements that involve inherent risks and uncertainties.  We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the US Securities and Exchange Commission on April 7, 2010, in the section entitled 'Risk Factors'. The Company prepares its financial statements under International Financial Reporting Standards (IFRS).

About Crucell

Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a global biopharmaceutical company focused on research development, production and marketing of vaccines, proteins and antibodies that prevent and/or treat infectious diseases. In 2009 alone, Crucell distributed more than 115 million vaccine doses in more than 100 countries around the world, with the fast majority of doses (97%) going to developing countries. Crucell is one of the major suppliers of vaccines to UNICEF and the developing world. Crucell was the first manufacturer to launch a fully-liquid pentavalent vaccine called Quinvaxem®. Quinvaxem® protects against five important childhood diseases and over 130 million doses have been sold since its launch in 2006 in more than 50 GAVI countries. Through Quinvaxem® and its innovation, Crucell has become a major partner in protecting children in developing countries. Crucell's core portfolio also includes a vaccine against hepatitis B and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as an oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several product candidates based on its unique PER.C6® production technology. The Company licenses its PER.C6® technology and other technologies to the biopharmaceutical industry. Important partners and licensees include Johnson & Johnson, DSM Biologics, sanofi-aventis, Novartis, Wyeth, GSK, CSL and Merck & Co. Crucell is headquartered in Leiden, the Netherlands, with subsidiaries in Argentina, China, Italy, Korea, Spain, Sweden, Switzerland, UK and the USA. The Company employs over 1200 people. For more information, please visit www.crucell.com.

For further information please contact Crucell:

Oya Yavuz

Vice President Corporate Communications & Investor Relations

Tel. +31 (0)71 519 7064

ir@crucell.com

www.crucell.com

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Crucell NV (Registrant)

May 10, 2010 (Date)	/s/ OYA YAVUZ Oya Yavuz Vice President Corporate Communications and Investor Relations